<SUBJECT-IRS> 25-1001433

                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13G

                Under the Securities Act of 1934
                  (Amendment No. ____________)*

                   DECORATOR INDUSTRIES, INC.
                        (Name of Issuer)

                 Common Stock - $0.20 Par Value
                 (Title of Class of Securities)

                            24631207
                         (CUSIP Number)

                        December 31, 2001
    (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ X ]    Rule 13d-1(b)
[   ]    Rule 13d-1(c)
[   ]    Rule 13d-1(d)

CUSIP No.    24631207

     1.  Names of Reporting Persons.

         Steven C. Leonard

         I.R.S. Identification Nos. of above persons (entities only).
         NA

     2.  Check the Appropriate Box if a Member of a Group (See
Instructions)
          (a)
          (b)  X

     3.  SEC Use Only

     4. Citizenship or Place of Organization - United States citizen

                 5.  Sole Voting Power - NA

Number of
Shares
Beneficially     6.  Shared Voting Power - 48,300
Owned by
Each
Reporting        7.  Sole Dispositive Power - NA
Person With
                 8.  Shared Dispositive Power - 150,100

     9.  Aggregate Amount Beneficially Owned by Each Reporting
Person - 150,100

    10.  Check if the Aggregate Amount in Row (9) Excludes
Certain Shares (See Instructions)

    11.  Percent of Class Represented by Amount in Row (9) - 5.3%

    12.  Type of Reporting Person : (See Instructions) - IN


Item 1.
          (a)  Name of Issuer - Decorator Industries Inc.

          (b)  Address of Issuer's Principal Executive Offices -
10011 Pines Blvd, Suite 201, Pembroke Pines, FL 33024


Item 2.

          (a) Name of Person Filing - Steven C. Leonard, a citizen of the United States

          (b)  Address of Principal Business Office or, if none,
Residence - P.O. Box 710, Rancho Santa Fe, CA 92067

          (c)  Citizenship - See Item 2(a)

          (d) Title of Class of Securities - Common Stock - par value $0.20 per share

          (e)  CUSIP Number - 24631207


Item 3.  If this statement is filed pursuant to Sections 240.13d-
1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     (a)  [   ] Broker or dealer registered under section 15 of
the Act (15 U.S.C. 78o).

     (b)  [   ] Bank as defined in section 3(a)(6) of the Act (15
U.S.C. 78c).

     (c)  [   ] Insurance company as defined in section 3(a)(19)
of the Act (15 U.S.C. 78c).

     (d)  [   ] Investment company registered under section 8 of
the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e)  [   ] An investment adviser in accordance with Section
240.13d-1(b)(1)(ii)(E);

     (f)  [   ] An employee benefit plan or endowment fund in
accordance with Section 240.13d-1(b)(1)(ii)(F);

     (g) [ X ] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

     (h)  [   ] A savings association as defined in Section 3(b)
of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i)  [   ] A church plan that is excluded from the
definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j)  [   ] Group, in accordance with Section 240.13d-
1(b)(1)(ii)(J).


Item 4.  Ownership.

     (a) Amount beneficially owned: 150,100 shares, of which 128,500 shares are beneficially owned by Pacifica Capital
Investments LLC, a Colorado limited liability company registered as an investment adviser under the laws of the State of California. Mr. Leonard is the sole manager of Pacifica Capital
Investments LLC.

     (b)  Percent of class:  5.3%.

     (c)  Number of shares as to which the person has:

          (i)  Sole power to vote or to direct the vote -0-.

          (ii)  Shared power to vote or to direct the vote
                - 48,300.

          (iii)  Sole power to dispose or to direct the
                 disposition of -0-.

          (iv) Shared power to dispose or to direct the disposition of 150,100.


Item 5.  Ownership of Five Percent of Less or a Class

NA


Item 6.  Ownership of More than Five Percent on Behalf of Another
Person.

NA


Item 7.  Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on By the Parent
Holding Company.

NA


Item 8.  Identification and Classification of Members of the
Group

NA


Item 9.  Notice of Dissolution of Group

NA


Item 10.  Certification

     The following certification shall be included if the statement is filed pursuant to Section 240.13d-1(b).

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.






                            SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 11, 2002

(signature)
--------------------------------------
Steven C. Leonard